SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10591
(914) 332-4100
April 7, 2011
Via EDGAR Correspondence and FedEx
Ms. Mara Ransom, Legal Branch Chief,
Mr. Chris Chase, Attorney-Advisor
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Ransom and Mr. Chase:

Acceleration Request
SPAR Group, Inc.
Registration Statement on Form S-3
Filed October 23, 2009 (the "Original Filing")
File No. 333-162657

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above referenced registration statement hereby requests acceleration of the effective date of the registration statement to April 8, 2011, at 4:00 p.m., New York time, or as soon as practicable thereafter.

Please notify our attorney, Lawrence David Swift, Esq., by phone at (914) 649-4542 or by fax at (212) 704-5905 of the date and time that the registration statement has been declared effective.

Sincerely,

/s/ James R. Segreto
James R. Segreto,
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.

CC:          Mr. Gary S. Raymond, CEO & President, SPAR Group, Inc.
Lawrence David Swift, Esq., Troutman Sanders LLP